UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Information

Genius Group Limited (the “Company”) will hold an Extra Ordinary General Meeting of Shareholders (the “Shareholders Meeting”) on February 16, 2023 at 9:00 p.m. (SGT) (the “EGM”). Attached hereto as Exhibit 99.1 is a Notice of Extra Ordinary General Meeting of Shareholders and Proxy Form. Attached hereto as Exhibit 99.2 is a Proxy Card in connection with the EGM.

On January 25, 2023, the Company also announced that it is holding the Shareholders Meeting on February 16, 2023.  A copy of the press release is attached hereto as Exhibit 99.3.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy materials are not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy materials, because they contain important information about the Company and the Annual General Meeting. Copies of the proxy materials and other documents filed by the Company will be available at the website maintained by the SEC at http://www.sec.gov. Copies of such filings can also be obtained, without charge, from the Company’s website at https://ir.geniusgroup.net/sec-filings/all-sec-filings.

EXHIBIT INDEX

Exhibit

99.1	Notice of Annual General Meeting and Proxy Form
99.2	Proxy Card
99.3	Press Release dated January 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: January 25, 2023
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)